FOR IMMEDIATE RELEASE

Richard S. Rofé Announces Expiration of Tender Offer for CPEX Pharmaceuticals

New York, May 24, 2010 —Richard Rofé today announced the expiration of the previously-announced tender offer (the “Offer”) for all outstanding common shares of CPEX Pharmaceuticals, Inc. (Nasdaq: CPEX) by RSR Acquisition Co., a wholly-owned subsidiary of Shelter Bay Holdings, LLC.

Rofé provided a public statement following the expiration of the Offer, stating, “In light of the rapid appreciation in the CPEX share price, we were not surprised that the CPEX board recommended shareholders reject our Offer. I am hopeful that the CPEX board will act on their recent promise ‘to explore strategic alternatives to maximize shareholder value.’ Given management’s history, however, I remain concerned that this process could drag out over an extended time and potentially fail to result in a satisfying outcome for shareholders.”

The Offer expired today at 5:00 PM New York City Time. Any shares which were validly tendered into the offer will be promptly returned without acceptance.

Contacts:
David K. Waldman / John J. Quirk, Jr.
Crescendo Communications, LLC
Arcadia@crescendo-ir.com
(212) 671-1020

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